

September 1, 2011

Via Facsimile
Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

> **Re:** **Take-Two Interactive Software, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed May 25, 2011**
> **Form 8-K Filed on May 24, 2011**
> **File No. 001-34003**

Dear Ms. Goldstein:

We have reviewed your letter dated August 16, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 3, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Business, page 1

1.     In response to prior comment 1, you indicate that you fulfill virtually all of your product sales through five third-party distributors. Please include a description of the terms of your material agreements with distributors in the business section or an appropriate location. Additionally, tell us whether you are substantially dependent on one or more of these distributors within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. If so, please file the agreement(s). If you conclude that you are not substantially dependent on any distributors, please provide us with a quantitative and qualitative analysis that supports your position.

2.	We note your response to prior comment 2 indicating that you will file your agreements with Sony as exhibits to your next quarterly report on Form 10-Q, "subject to the Company first seeking a grant of confidential treatment from the Commission…." Please note that in seeking confidential treatment, you must file the confidential treatment application at the same time that you publicly file the material from which you have omitted the confidential information. Please confirm your understanding.

3.	We note your response to prior comment 3. While your response indicates that you described 98% of the $373.9 million increase in net revenue during the referenced period, this information is not evident from your disclosure. The only amount quantified in your disclosure in this regard, and in the excerpt provided by you, is an offsetting amount of $63.5 million, which itself is only a portion of the undisclosed total offsetting amount. In future filings where two or more factors contribute to material changes in your results of operations, please expand your disclosure to quantify each factor, including offsetting factors.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

4.	You indicate in your response to prior comment 5 that there are no significant restrictions on repatriating foreign earnings. Please elaborate as to why you believe this. Additionally, please provide us with the disclosure you plan to include in future filings. Note that this disclosure should be provided in your next Form 10-Q and can be provided as an annual disclosure going forward, assuming there are no material changes during interim periods. Please be advised that we generally believe providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to a potentially significant tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries is beneficial to investors. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

Exhibits, Financial Statement Schedules, page 53

5.	You indicate in response to prior comment 7 that you will seek an extension of confidential treatment of the Microsoft Xbox 360 Publisher License Agreement and continue to list the agreement in the Exhibit Index of your future applicable filings, even though you have determined that the agreement is no longer material. Please refer to Section III.A of Staff Legal Bulletin No. 1A regarding extension requests. Note that to the extent you continue to include the agreement as an exhibit but are no longer able to make the representations set out in Section III.A for all of the information initially redacted, you should re-file the agreement and modify your request for confidential treatment as applicable.

 Form 8-K Filed on May 24, 2011

6.      We note your response to prior comment 11 and continue to have the concerns previously expressed over how investors might view your presentation of a full non-GAAP consolidated statement of operations.  Consequently, we believe it should be removed. As an alternative, you could consider reconciling the individual line items that are impacted by non-GAAP adjustments in a tabular format, removing the line items not impacted by non-GAAP adjustments from your current presentation, or providing this reconciliation in a format that does not have the appearance of resembling an income statement.

        You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/  Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief